SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 8


                             OfficeMax Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67622P101
         --------------------------------------------------------------
                                 (CUSIP Number)

                                Robert T. Needham
                             K Capital Partners, LLC
                                  75 Park Place
                                Boston, MA 02116
                                 (617) 646-7728
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP NO. 67622P101               SCHEDULE 13D         PAGE 2
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        K Capital Offshore Master Fund (U.S. Dollar), L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,266,959 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   1,266,959 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,266,959 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.79%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 67622P101               SCHEDULE 13D         PAGE 3
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Island

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                2,230,996 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   2,230,996 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,230,996 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.151%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 67622P101               SCHEDULE 13D         PAGE 4
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        K Capital Partners, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                3,497,955 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   3,497,955 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,497,955 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.941%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 67622P101               SCHEDULE 13D         PAGE 5
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Harwich Capital Partners, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                3,497,955 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   3,497,955 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,497,955 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.941%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 67622P101               SCHEDULE 13D         PAGE 6
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Abner Kurtin
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        N/A
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                3,497,955 shares of Common Stock
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0 shares of Common Stock
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   3,497,955 shares of Common Stock

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,497,955 shares of Common Stock

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.941%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

INTRODUCTION

        This Amendment No. 8 (this "Amendment") relates to the Schedule 13D filed on behalf of K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnerships"), K Capital Partners, LLC (the "General Partner"), Harwich Capital Partners, LLC ("Harwich") and Abner Kurtin (collectively, the "Reporting Persons") with the Securities and Exchange Commission on February 25, 2005, as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on April 11, 2005, Amendment No. 3 filed on April 25, 2005, Amendment No. 4 filed on October 27, 2005, Amendment No. 5 filed on November 14, 2005, Amendment No. 6 filed on December 27, 2005 and Amendment No. 7 filed on January 11, 2006 (the "Schedule 13D"), relating to shares of common stock, par value $2.50 per share ("Common Stock"), of OfficeMax Incorporated (the "Company").

        Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

        (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on November 3, 2005, that as of October 31, 2005, the Company had 70,798,868 shares of Common Stock outstanding:


            (i) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 1,266,959 shares, or 1.79%, of the Company's Common Stock.

            (ii) Special K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 2,230,996 shares, or 3.151%, of the Company's Common Stock.

            (iii) The General Partner, as general partner of the Partnerships, may be deemed to beneficially own 3,497,955 shares, or 4.941%, of the Company's Common Stock.

            (iv) Harwich, as managing member of the General Partner, may be deemed to beneficially own 3,497,955 shares, or 4.941% of the Company's Common Stock.

            (v) Abner Kurtin, as managing member of Harwich, may be deemed to beneficially own 3,497,955 shares, or 4.941%, of the Company's Common Stock.

        Each of the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

        (b) The table below sets forth for each Reporting Person the number of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:


                                                Special K
                                K Capital        Capital
                                Offshore         Offshore                         Harwich
                               Master Fund     Master Fund       K Capital        Capital
                             (U.S. Dollar),    (U.S. Dollar),    Partners,       Partners,
                                  L.P.             L.P.              LLC            LLC            Abner Kurtin
                             --------------    --------------    ----------     -----------        ------------
Sole Power to Vote/             1,266,959       2,230,996        3,497,955       3,497,955        3,497,955
Direct Vote

Shared Power to Vote/               0               0                0               0                0
Direct Vote

Sole Power to Dispose/          1,266,959       2,230,996        3,497,955       3,497,955        3,497,955
Direct Disposition

Shared Power to Dispose/            0               0                0               0                0
Direct Disposition

        (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons since the Reporting Persons filed the Schedule 13D on January 11, 2006, except that:

            On January 11, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 38,638 shares of Common Stock on the open market, at an average price of $27.00 per share.

            On January 11, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 86,362 shares of Common Stock on the open market, at an average price of $27.00 per share.

            On January 18, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 72,440 shares of Common Stock on the open market, at an average price of $26.6842 per share.

            On January 18, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 127,560 shares of Common Stock on the open market, at an average price of $26.6842 per share.

            On January 18, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. bought 234,292 shares of Common Stock directly from Special K Capital Offshore Master Fund (U.S. Dollar), L.P., at an average price of $26.19 per share.

            On January 18, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 234,292 shares of Common Stock directly to K Capital Offshore Master Fund (U.S. Dollar), L.P., at an average price of $26.19 per share.

            On January 19, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 13,257 shares of Common Stock on the open market, at an average price of $26.8069 per share.

            On January 19, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 23,343 shares of Common Stock on the open market, at an average price of $26.8069 per share.

            On January 24, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 73,418 shares of Common Stock on the open market, at an average price of $27.1395 per share.

            On January 24, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 129,282 shares of Common Stock on the open market, at an average price of $27.1395 per share.

            On January 25, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 27,165 shares of Common Stock on the open market, at an average price of $27.515 per share.

            On January 25, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 47,835 shares of Common Stock on the open market, at an average price of $27.515 per share.

            On January 26, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 144,880 shares of Common Stock on the open market, at an average price of $28.0001 per share.

            On January 26, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 255,120 shares of Common Stock on the open market, at an average price of $28.0001 per share.

        (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

        (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on January 26, 2006.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2006

K CAPITAL PARTNERS, LLC
By:  Harwich Capital Partners, LLC, managing member

By:     /s/ Robert T. Needham
        ------------------------------------
         Name: Robert T. Needham
         Title: Chief Administrative Officer


HARWICH CAPITAL PARTNERS, LLC

By:     /s/ Robert T. Needham
        ------------------------------------
         Name: Robert T. Needham
         Title: Chief Administrative Officer


K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:     /s/  Robert T. Needham
        ------------------------------------
         Name: Robert T. Needham
         Title: Chief Administrative Officer


SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:     /s/ Robert T. Needham
        ------------------------------------
         Name: Robert T. Needham
         Title: Chief Administrative Officer


ABNER KURTIN

/s/ Abner Kurtin
------------------------------------
Abner Kurtin